Zentek's ZenGUARD™ Patent Application Publishes

Guelph, ON - March 24, 2022, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V:ZEN), a Canadian intellectual property development and commercialization company, is pleased to announce that its international patent application for its ZenGUARD™ technology has been published by the World Intellectual Property Office.

"This demonstrates our company's ability to complete the journey from scientific breakthrough to commercialization," said Greg Fenton, CEO of Zentek. "We believe the global opportunities for our patent-pending ZenGUARD™ technology are tremendous, and we will continue to work diligently to maximize its revenue potential for shareholders, along with our other opportunities."

On October 6, 2021, the Company announced the filing of an international patent application under the Patent Cooperation Treat ("PCT") for the ZenGUARD™ technology and this is what has been published today.  The Company is now working to scale up production, as it works to bring its Guelph production facility online, with construction currently underway.

With publication of its international patent application, and Health Canada authorization, the Company is actively exploring commercial opportunities for ZenGUARD™. While the Company's immediate focus is on transmission prevention, through sales of ZenGUARD™ coated masks, Zentek continues to develop other opportunities using nanotechnologies.

The published patent application for "Graphene-silver nanocomposites and uses for same as an antimicrobial composition" can be found here: https://patentscope.wipo.int/search/en/detail.jsf?docId=WO2022056645&_cid=P20-L153L5-59932-1

About Zentek Ltd.

Zentek is an IP development and commercialization company focused on next-gen healthcare solutions in the areas of prevention, detection and treatment. Zentek is currently focused on commercializing ZenGUARD™, a patent-pending coating shown to have 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as products against infectious diseases. The Company also has an exclusive agreement to be the global exclusive commercializing partner for a newly developed aptamer-based rapid pathogen detection technology.

For further information:

Matt Blazei
Tel: (212) 655-0924
Email: mattb@coreir.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.